CSB BANCORP, INC.
EXHIBIT 11
STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

	Three Months Ended
	March 31,
	2009	2008

Basic Earnings Per Share
Net income	$895,943	$1,001,760

Weighted average common shares	2,734,799	2,444,597
Basic Earnings Per Share	$0.33	$0.41

Diluted Earnings Per Share
Net income	$895,943	$1,001,760

Weighted average common shares	2,734,799	2,444,597
Weighted average effect of assumed stock options	—	45

Total	2,734,799	2,444,642

Diluted Earnings Per Share	$0.33	$0.41